                                MOVIE STAR, INC.
                                  1115 BROADWAY
                                   11TH FLOOR
                               NEW YORK, NY 10010

                                November 13, 2006

VIA EDGAR
---------
Mr. Michael Moran
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:      MOVIE STAR, INC.
                           FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2006
                           FILED SEPTEMBER 27, 2006
                           COMMISSION FILE NO. 1-05893

Dear Mr. Moran:

         We respond as follows to the Staff's comments received on October 6,
2006 relating to the Annual Report of Form 10-K for the fiscal year ended June
30, 2006 ("Form 10-K") of Movie Star, Inc. ("Company"). Captions and page references herein correspond to those set forth in Form 10-K previously filed with the Commission. The numbered paragraphs below correspond to the numbered paragraphs in the comment letter.

General
-------

1.       The Company's responses and proposed disclosure in response to the
         Staff's comments are set forth below. If acceptable, the Company will make the proposed disclosure in our future filings as appropriate.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results
         of Operations, page 15
--------------------------------------------------------------------------------

Critical Accounting Policies and Estimates, page 16
---------------------------------------------------

2.       Please be advised that the Company did not include a sensitivity analysis or other quantitative information showing the impact of a change in variable characteristics in its "Critical Accounting Policies and Estimates" disclosure since there are no material estimates that have variable characteristics.

         In future filings the Company will revise its disclosure regarding its
         Inventory and Accounts Receivable as follows:

         "Inventory - Inventory is carried at the lower of cost or market on a first-in, first-out basis. Management writes down inventory for estimated obsolescence or unmarketable inventory equal

Mr. Michael Moran
November 13, 2006

         to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and the age of the inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Historically, management has found its write down of inventory to be appropriate, and actual results generally do not differ materially from those determined using necessary estimates. Inventory reserves were $1,015,000 at June 30,
         2006, and $900,000 at June 30, 2005."

         "Accounts Receivable/Allowance for Doubtful Accounts and Sales
         Discounts - Accounts receivable is net of allowance for doubtful accounts and sales discounts. An allowance for doubtful accounts is determined through the analysis of the aging of accounts receivable at the date of the financial statements. An assessment of the accounts receivable is made based on historical trends and an evaluation of the impact of economic conditions. This amount is not significant, primarily due to the Company's history of minimal bad debts. An allowance for sales discounts is based on those discounts relating to open invoices where trade discounts have been extended to customers and costs associated with potential returns of products as well as allowable customer markdowns and operational charge backs, net of expected recoveries. These allowances are included as a reduction to net sales and are part of the provision for allowances included in accounts receivable. These provisions result from seasonal negotiations as well as historic deduction trends, net of expected recoveries and the evaluation of current market conditions. As of June 30, 2006 and
         June 30, 2005, Accounts receivable was net of allowances of $950,000 and $1,154,000, respectively. Historically, management has found its allowance for doubtful accounts and sales discounts to be appropriate, and actual results generally do not differ materially from those determined using necessary estimates. However, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. If market conditions were to decline, management may take actions to increase customer incentive offerings, possibly resulting in an incremental allowance at the time the incentive is offered."

3.       The Company's management does believe that the allowance for sales discounts and allowances is a critical accounting policy. Please note that the disclosure set forth below was included under the caption
         "Allowance for Doubtful Accounts/Sales Discounts" on page 16 and on
         Schedule II on page 44 of the Form 10-K as filed. In future filings, the Company will revise the disclosure regarding its accounts receivable and allowance for sales discounts and allowances as set forth in response #2 above.

         PAGE 16 OF JUNE 30, 2006 FORM 10-K:
         -----------------------------------

         "Allowance for Doubtful Accounts/Sales Discounts - Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Management also estimates allowances for customer discounts and incentive offerings. If market conditions were to decline, management may take actions to increase customer incentive offerings possibly resulting in an incremental allowance at the time the incentive is offered."

Mr. Michael Moran
November 13, 2006

         PAGE 44 OF JUNE 30, 2006 FORM 10-K
         ----------------------------------

                                                                     SCHEDULE II
MOVIE STAR, INC.
VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

                                                                  ADDITIONS
                                                    BALANCE AT    CHARGED TO                 BALANCE AT
                                                    BEGINNING     COSTS AND                    END OF
               DESCRIPTION                          OF PERIOD      EXPENSES    DEDUCTIONS      PERIOD
               -----------                          ---------      --------    ----------      ------

FISCAL YEAR ENDED JUNE 30, 2006:
Allowance for doubtful accounts                      $   12         $    -      $     5 (b)     $   17
Allowance for sales discounts and allowances          1,142          3,717       (3,926)           933
                                                     ------         ------      -------         ------
                                                     $1,154         $3,717      $(3,921)        $  950
                                                     ======         ======      =======         ======

FISCAL YEAR ENDED JUNE 30, 2005:
Allowance for doubtful accounts                      $    -         $    -      $    12 (b)     $   12
Allowance for sales discounts and allowances          1,705          4,774       (5,337)         1,142
                                                     ------         ------       ------         ------
                                                     $1,705         $4,774      $(5,325)        $1,154
                                                     ======         ======      =======         ======
FISCAL YEAR ENDED JUNE 30, 2004:
Allowance for doubtful accounts                      $  339         $    -      $   (91)(a)
                                                                                   (248)(b)     $    -
Allowance for sales discounts and allowances          1,051          5,759       (5,105)         1,705
                                                     ------         ------       ------         ------
                                                     $1,390         $5,759      $(5,444)        $1,705
                                                     ======         ======      =======         ======

(a) Uncollectible accounts written off.
(b) Increase (reduction) in allowance.

Fiscal 2006 Compared to Fiscal 2005, page 17
--------------------------------------------

4.       Many of the Company's costs and services are integrated and can not be specifically segregated. Management uses its internal reports to understand operations and expenses and to make certain determinations based on assumptions rather than expending excessive time and costs to specifically quantify each amount. In some instances, when analyzing its internal reports, management may determine that there was more than one reason for an increase or decrease in revenues or an expense.
         Whenever management is able to accurately quantify the incremental impact that a material change has on a line item, the specific amount is disclosed. When management's determination is based on assumptions rather than specifically quantifiable amounts, all of the reasons believed to be attributable to the change are disclosed without separately quantifying each item, thereby providing the reader with as comprehensive an understanding of the Company's financial statements as possible.

Mr. Michael Moran
November 13, 2006

Contractual Obligations and Commercial Commitments, page 19
-----------------------------------------------------------

5.       Please note that the "Operating Leases" line item in the table below includes the Company's deferred lease liability.

         The Company will add a "Note Payable Interest" line item to the table in all future filings.

         The Company's long-term liability, including the short-term portion of
         $15,000 that is included in the line item "Accrued expenses and other current liabilities," as of June 30, 2006, totals $74,000. The Company will add a "Long-term Liability" line item to the table in all future filings.

         The table at June 30, 2006, revised to include the line items discussed above, would have been presented as follows and will be presented as such in future filings:

                                                            Payments Due by Period
                                               ------------------------------------------------
                                                 Within                                After 5
                                    Total        1 Year     2-3 Years     4-5 Years     Years
                                   -------     --------     ---------     ---------     -----

Contractual Obligations
-----------------------
Note Payable (1)                   $ 4,955      $ 4,955      $     -      $     -      $    -
Note Payable Interest (2)              372          372            -            -           -
Licensing Agreement                    265          170           95            -           -
Operating Leases                     5,982        1,290        2,611        2,081           -
Consulting Agreements                  133          133            -            -           -
Employment Contracts                   771          771            -            -           -
Long-term Liability                     22           30
                                                                  74           15           7

Total Contractual Obligations      $12,552      $ 7,706      $ 2,728      $ 2,111      $    7
                                   =======      =======      =======      =======      ======

                                                         Amount of Commitment Expiration Per Period
                                                     --------------------------------------------------
                                             Total
                                            Amounts      Within                                 After 5
                                           Committed     1 Year      2-3 Years     4-5 Years     Years

Other Commercial Commitments
Letters of Credit                           $ 7,507      $7,507       $    -        $    -      $   -
                                            -------      ------       ------        ------      -----
Total Commercial Commitments                $ 7,507      $7,507       $    -        $    -      $   -
                                            =======      ======       ======        ======      =====

(1)  Note Payable is a less than one-year obligation because the financial institution may demand payment at any time. Interest on outstanding borrowings is payable at a variable rate per annum, equal to the prime rate less 0.75% (our current borrowing rate at June 30, 2006 was 7.50%).

(2)  Note Payable Interest assumes that the principal amount outstanding on the
     Company's line of credit is paid in full on June 30, 2007, that the principal amount to be repaid on that date will be $4,955,000 and that the interest rate will be 7.50% (the Company's current borrowing rate at June
     30, 2006).

         The Company will add the following text after tables:

         "The Company has no obligations that have a provision for increased or accelerated payments."

Mr. Michael Moran
November 13, 2006

Item 8. Financial Statements, page 22
-------------------------------------

Consolidated Statements of Cash Flows, page 27
----------------------------------------------

6.       As of June 30, 2006, the Company received insurance proceeds of
         $1,424,000 in cash. The remaining $26,000 was received in July 2006 and was included in "Prepaid expenses and other current assets" on the consolidated balance sheets at June 30, 2006. The Company will revise future filings to segregate the gain and the proceeds from the insurance recovery relating to the Company's building damage in the consolidated statements of cash flows. The June 30, 2006 Consolidated
         Statements of Cash Flows would be changed as follows:

         In "Cash Flows From Operating Activities," we will add the line "Gain on insurance recovery" of $1,450,000 and reduce "Prepaid expenses and other current assets" by $26,000. In addition, we will add the line
         "Proceeds from insurance recovery" of $1,424,000 to the "Cash Flows
         From Investing Activities."

         Please note that the Company issued common stock for the payment of its directors' fees and such fees were expensed during the year. No cash payments were received by the Company in these transactions. Since the non-cash payment was included as a reduction of the Company's net
         (loss) income, the deduction was segregated on the face of the
         Consolidated Statements of Cash Flows. Accordingly, no supplemental non-cash disclosure is necessary.

Notes to Consolidated Financial Statements, page 29
---------------------------------------------------

1.  Summary of Significant Accounting Policies, page 29
-------------------------------------------------------

Segment Reporting, page 32
--------------------------

7.       In accordance with paragraph 17 of SFAS No. 131, the operating segments are aggregated into a single operating segment when the segments have similar products, production processes, customers and the methods used to distribute their products. All of our divisions operate in the same product categories, utilize the same production processes, sell to similar customers and distribute their product in the same manner. The
         Company acquired the SB&S division in August 2004. As a result, the sales and gross margin were shown separately to reflect the impact the acquisition had on operations for the 11 months in fiscal 2005 compared to the full fiscal year 2006. Many of the costs and services of the
         Company are integrated and can not be specifically segregated, as previously stated in 4 above. Similarly, the Company's Canadian subsidiary, Cinejour Lingerie Inc., is in the same line of business as the Company and many of the costs and services of the Company are integrated and can not be specifically segregated.

8.       The Company will revise future filings to separately disclose revenues generated in the United States and Canada in the footnotes to the financial statements as follows:

         "The Company operates in one segment with revenues generated in the
         United States and Canada as follows (in thousands):"

Mr. Michael Moran
November 13, 2006

                                             FISCAL YEARS ENDED JUNE 30,
                                           2006         2005         2004

             Net Sales
                 United States             $49,753      $58,214      $53,691
                 Canada                      1,886          319            -
                                           -------      -------      -------
                                           $51,639      $58,533      $53,691
                                           =======      =======      =======

         The Company acknowledges that:

         o        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any
                  action with respect to the filing; and

         o        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or request further information, please do not hesitate to call the undersigned, Thomas Rende, Chief Financial Officer, at
(212) 798-4740 or the Company's outside counsel, Peter M. Ziemba, Esq, at (212)
818-8667.

                                                Very truly yours,

                                                MOVIE STAR, INC.

                                                By:  /s/ Thomas Rende
                                                     ----------------
                                                     Thomas Rende
                                                     Chief Financial Officer